SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

26 May, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	bp Chair removed dated 26 May 2026

Exhibit 1.1

bp Chair removed

The Board of BP p.l.c. (LSE and NYSE: bp) ("bp") announces that it has today unanimously decided that Albert Manifold should no longer serve as Chair and Director with immediate effect. This follows serious concerns raised to the Board related to important governance standards, oversight and conduct.

Amanda Blanc, Senior Independent Director at bp, said: "Albert has helped bring a welcome focus and pace to bp's transformation. However, the board has been surprised and disappointed to learn of governance oversight and conduct issues it deems unacceptable and has taken decisive action."

The Board has appointed Ian Tyler as Interim Chair with immediate effect.

Ian Tyler, Interim Chair, said: "The Board and leadership team have deep conviction in the strategic direction we have laid out, and the company is moving at pace to deliver it. bp is building a track record of strong underlying operational performance and a tight focus on financial discipline - all in the pursuit of growing shareholder value and returns.

"The Board has been very impressed with Meg O'Neill since she joined as CEO. She has extensive industry and operational experience and real clarity about the direction and opportunity for the business. She has already taken bold action to simplify and strengthen the organization such as announcing the move to a clearly defined upstream/downstream model. Under her leadership we are building a simpler, stronger, more valuable bp."

A succession process for a permanent Chair will be initiated.

-ENDS-

Contacts:

bp press office, London: bppress@bp.com

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of BP p.l.c., is Michael Sosso, Executive Vice President, Legal.

Cautionary statement:

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), bp is providing the following cautionary statement. This announcement contains certain forward-looking statements - that is, statements related to future, not past events and circumstances - which may relate to one or more of the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. Actual results may differ from those expressed in such statements, depending on a variety of factors including the risk factors set forth in our most recent Annual Report and Form 20-F under "Risk factors" and in any of our more recent public reports.

Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com, or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 May 2026
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary